SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 13E-3/A
                                 Amendment No. 5

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          INTELLIGENT POLYMERS LIMITED
                              (Name of the Issuer)

                              BIOVAIL CORPORATION,
                            IPL ACQUIRECO 2000 LTD.,
                              IPL HOLDCO 2000 LTD.
                                       and
                                ANDREW P. GASPAR
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    G48029105
                      (CUSIP Number of Class of Securities)

                        On behalf of Biovail Corporation:
                           Kenneth C. Cancellara, Q.C.
             2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                                 (416) 285-6000

                      On behalf of IPL Acquireco 2000 Ltd.,
                   IPL Holdco 2000 Ltd. and Andrew P. Gaspar:
                                Andrew P. Gaspar
               42 Hoover Drive, Thornhill, Ontario, Canada L3T 5M7
                                 (905) 764-9145
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a) / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) / /  The filing of a registration statement under the Securities
         Act of 1933.
(c) / /  A tender offer.
(d) /X/  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /X/

                            Calculation of Filing Fee

   Transaction Valuation(1):  $145,986,750    Amount of Filing Fee(2):  $29,198

(1) For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $39.06 per share for all issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited to be acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by Biovail Corporation for all the issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited. The filing fee was paid in connection with the filing of the Schedule 13e-3 Transaction Statement filed with the Securities and Exchange Commission on August 31, 2000.


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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. / /

Amount Previously Paid:   ______________   Filing Party:      ______________
Form or Registration No.: ______________   Date Filed:        ______________


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Introduction.

     This Amendment No. 5 to Schedule 13E-3 Transaction Statement (the "Statement") relates to the exercise by IPL Acquireco 2000 Ltd., a British Virgin Islands corporation ("Acquireco"), of an option to purchase all issued and outstanding shares of common stock, par value $0.01, of Intelligent Polymers Limited, a Bermuda corporation ("Intelligent Polymers").

     Biovail Corporation, an Ontario corporation ("Biovail"), through a wholly-owned subsidiary, is the holder of certain shares of Acquireco. Biovail may, in the future, exercise certain rights granted to it as a shareholder of Acquireco to cause Acquireco to become a wholly-owned subsidiary of Biovail.

     IPL Holdco 2000 Ltd., an Ontario corporation ("Holdco"), is the holder of all the voting common shares of Acquireco.

     Andrew P. Gaspar is the sole shareholder of Holdco.

     The Statement is being filed on behalf of Biovail, Acquireco, Holdco and Andrew P. Gaspar (the "Filers"). Notwithstanding this Statement, the Filers do not believe that the transaction reported herein (the "Transaction") is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Item 4    Terms of Transaction

(a) On September 29, 2000 (the "Closing Date"), Acquireco consummated the purchase of all the issued and outstanding common stock of Intelligent Polymers ("Common Shares"), pursuant to the exercise of its option to purchase the Common Shares, as holder of a majority of the Special Shares of Intelligent Polymers (the "Purchase Option"). The consideration paid for the Common Shares was $39.06 per share, paid in cash (the "Purchase Option Consideration"). The Purchase Option Consideration was deposited with ChaseMellon Shareholder Services, L.L.C., as payment agent (the "Payment Agent") prior to the close of business on the Closing Date. As a result of the foregoing, Acquireco now owns all the Common Shares and Intelligent Polymers is a wholly-owned subsidiary of Acquireco. Concurrently with this filing, Intelligent Polymers is filing a Form 15 with the Securities and Exchange Commission suspending its reporting requirements and has caused the Common Shares to be delisted from the American Stock Exchange.



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Item 16.    Exhibits

1.1  Notice to Stockholders of Intelligent Polymers Limited(1)

1.2 Letter between Biovail Corporation and Messrs. George Vesely, David Roffey, Thomas Higgins and Joseph Shier, dated September 25, 2000(2)

1.3 Director's Notice from Board of Directors of Intelligent Polymers Limited to holders of common shares of Intelligent Polymers Limited, dated September 25, 2000(3)

1.4 Master Agreement, dated September 28, 2000, between IPL Acquireco 2000 Ltd., Biovail Laboratories Inc., Biovail Corporation, Intelligent Polymers Limited, IPL Holdco 2000 Ltd. and the Investor Group (as defined therein).

1.5  Promissory Note, dated September 28, 2000

1.6  Promissory Note, dated September 28, 2000

1.7  Promissory Note, dated September 28, 2000

1.8  Promissory Note, dated September 28, 2000


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1    Previously filed.

2    Previously filed.

3    Previously filed.


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99.1 Financial Statements for the year ended June 30, 1999(4)

99.2 Financial Statements for the year ended June 30, 1998(5)












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4    Incorporated by reference to Intelligent Polymers' Annual Report on Form
     20-F for the year ended June 30, 1999, filed with the SEC on December 30, 1999.

5 Incorporated by reference to Intelligent Polymers' Transition Report on Form 20-F for the year ended June 30, 1998, filed with the SEC on December 31, 1998.






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                                    SIGNATURE

     After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 2, 2000

                                BIOVAIL CORPORATION



                                By: /s/       Brian Crombie
                                    ----------------------------------------
                                    Name:     Brian Crombie
                                    Title:    Senior Vice President & Chief
                                              Financial Officer


                                IPL ACQUIRECO 2000 LTD.



                                By: /s/       Andrew P. Gaspar
                                    ----------------------------------------
                                    Name:     Andrew P. Gaspar
                                    Title:    President


                                IPL HOLDCO 2000 LTD.



                                By: /s/       Andrew P. Gaspar
                                    ----------------------------------------
                                    Name:     Andrew P. Gaspar
                                    Title:    President


                                ANDREW P. GASPAR



                                    /s/            Andrew P. Gaspar
                                    ----------------------------------------
                                    Name:  Andrew P. Gaspar